SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) September 30, 2004

Slippery Rock Financial Corporation
(Exact name of registrant as specified in its charter)

Pennsylvania	0-21720	25-1674381
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 South Main Street, Slippery Rock, Pennsylvania	16057
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (724) 794-2210

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

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Item 8.01. Other Events

On September 30, 2004, Slippery Rock Financial Corporation ("Slippery Rock") issued a press release announcing its quarterly cash dividend.

Item 9.01. Financial Statements and Exhibits

This press release is furnished as Exhibit 99.1 to this Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: October 1, 2004   SLIPPERY ROCK FINANCIAL CORPORATION
(Registrant)

By: /s/ Mark A. Volponi
Mark A. Volponi
Chief Financial Officer

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

DATE: September 30, 2004

CONTACT: Mark Volponi, CFO
724-794-2210 ext. 6421

SLIPPERY ROCK FINANCIAL CORPORATION ANNOUNCES QUARTERLY CASH DIVIDEND

Slippery Rock, Pa. - The Board of Directors of Slippery Rock Financial Corporation ("Slippery Rock") announced today that it has declared a quarterly cash dividend of $0.15 per share to shareholders of record on October 6, 2004. The payment will be made on or about October 13, 2004.

The payment is being made in accordance with the merger agreement by and between Slippery Rock and F.N.B. Corporation ("FNB") and will be made notwithstanding anticipated consummation of the merger effective at the close of business on October 8, 2004.

Slippery Rock Financial Corporation is the parent corporation of The First National Bank of Slippery Rock. The bank offers a complete array of financial services including investment and trust services. It operates 9 branches throughout Butler, Lawrence and Mercer Counties. The stock trades in the local over-the-counter market and is quoted on the OTC Bulletin Board system under the symbol "SRCK."

Note: This press release may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results and trends could differ materially from those set forth in such statements due to various factors. These factors include operating, legal and regulatory risks, the future financial condition of borrowers, costs related to the proposed merger with F.N.B. Corporation, changing economic conditions and other risks and uncertainties.